FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Intershop Communications Announces Second Quarter 2003 Financial Results

INTERSHOP Communications Aktiengesellschaft

(Name of Registrant)

INTERSHOP Communications Stock Corporation
(Translation of registrant’s Name into English)

Intershop Tower
07740 Jena
Federal Republic of Germany
(011) 49-3641-50-0
(Address and Telephone Number of registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

If “Yes”is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Intershop Communications Announces Second Quarter 2003 Financial Results

Jena, Germany –July 31, 2003 - Intershop Communications AG (Prime Standard: ISH1, Nasdaq: ISHP), the market leader in Unified Commerce Management software, today announced financial results for the second quarter of 2003, ended June 30, 2003.

Second quarter 2003 revenue totaled Euro 5.6 million, as compared to Euro 6.4 million in the first quarter of 2003 and Euro 12.1 million in the second quarter of 2002. License revenue in the second quarter of 2003 totaled Euro 1.5 million, as compared to Euro 1.3 million in the first quarter of 2003 and Euro 6.3 million in the second quarter of 2002. Service revenue in the second quarter of 2003 totaled Euro 4.1 million, as compared to Euro 5.1 million in the first quarter of 2003 and Euro 5.8 million in the second quarter of 2002.

In the second quarter of 2003, Intershop further reduced its total operational cost (cost of revenue plus operating expense). Total operational cost declined 14%, from Euro 14.6 million in the first quarter of 2003 to Euro 12.6 million in the second quarter of 2003. Intershop reduced its total operational cost by Euro 5.4 million or 30% compared to the second quarter of 2002.

As a result of the continued reduction in total operational cost, Intershop reduced its net loss in the second quarter of 2003 by 22%, from Euro 8.4 million or Euro 0.44 per share in the first quarter of 2003 to Euro 6.6 million or Euro 0.33 per share in the second quarter of 2003. Intershop’s net loss in the second quarter of 2002 was Euro 5.8 million or Euro 0.31 per share.

As of June 30, 2003, total cash including cash, cash equivalents, marketable securities, and restricted cash amounted to Euro 10.8 million compared to Euro 16.7 million as of March 31, 2003. Included in total cash was freely available cash of Euro 3.8 million as of June 30, 2003, as compared to Euro 9.7 million as of March 31, 2003.

Operational Highlights for the Second Quarter of 2003

  Intershop sold 15 new Enfinity product family configurations, including Enfinity platforms and solutions. Sales included eight Enfinity MultiSite solutions, the core technology within Intershop’s Unified Commerce Management product offering. The innovative Enfinity MultiSite solution integrates all online commerce activities allowing transactions to be centrally administrated simultaneously across different countries, markets, business areas, applications and systems. In total, 438 Enfinity configurations have been sold globally as of June 30, 2003.

  Intershop generated a substantial proportion of business (approximately 83% of total revenue) with blue-chip customers such as Hewlett-Packard, Deutsche Telekom, and the Otto Group. New Intershop customers included smart GmbH – a subsidiary of the DaimlerChrysler group – On-Geo GmbH, Today Science and Technology, and Monnaie de Paris.

  In further developing its indirect sales channels, Intershop expanded its partner network, including new partnerships with the Bertelsmann subsidiary Arvato Systems in Germany and the software provider Avail Intelligence in Sweden. Intershop also presented a new solution for online procurement together with its partner CaContent.

  As of June 30, 2003, Intershop employed 445 full-time staff compared to 449 full-time staff as of March 31, 2003.

Restructuring Initiatives

  On July 2, 2003, Intershop announced far-reaching restructuring initiatives further aligning Intershop’s corporate structure with current business conditions. As a result of these initiatives, Intershop has implemented measures to reduce its global headcount to approximately 250 employees at the end of the fourth quarter of 2003. The restructuring measures will affect all departments within the Company but will largely seek to preserve Intershop’s technological core competence and advantages in the field of research and development. To serve the international markets outside of Germany, Intershop has shifted its international sales channel to an indirect model focusing primarily on sales through local distributors and partners.

  In a further restructuring of the Company’s operations, Intershop’s Supervisory Board appointed Chief Financial Officer and Member of the Management Board Dr. Jürgen Schöttler as the new Chief Executive Officer (CEO) and Chairman of the Management Board on July 14, 2003. Dr. Schöttler took over as CEO and Chairman of the Management Board from Stephan Schambach, who has been focusing since then on his role as the Management Board Member responsible for strategy and product development. In addition, the Board accepted the resignation of Werner Fuhrmann as a member of Intershop’s Management Board and President Europe, Middle East, and Africa on July 16, 2003.

  On July 24, 2003, Intershop announced that one of its operating subsidiaries – Intershop Software Entwicklungs GmbH – will be merged with Intershop Communications AG in a move to further simplify the Company’s corporate structure and reduce administrative costs. The transaction is expected to be completed by the end of August 2003. Intershop Communications AG had previously acted solely as a holding company.

  In parallel to these operational restructuring measures, Intershop is continuing to explore options to improve the Company’s capital liquidity. To this end, Intershop is currently in active negotiations with international financial and strategic investors as the Company seeks to improve its cash position and capital resources.

Management Review

Dr. Jürgen Schöttler, CEO commented: “The second quarter financial results were negatively impacted by global economic and sector-specific conditions, which remain difficult. Despite this challenging operating environment, we succeeded in further reducing our total operational cost base and our net loss in the second quarter of 2003. Improving internal operating efficiencies is a high priority area where we have already begun to see signs of improvement as reflected by reductions in quarterly operational costs of 14% sequentially and 30% year-over-year. Accordingly, Interhop’s net loss in the second quarter of 2003 was reduced by 22% quarter on quarter. As a result of the restructuring measures announced on July 2, 2003, we expect a further reduction in our total operating costs to approximately Euro 7 million in the fourth quarter of 2003. Intershop’s latest restructuring moves are aimed at streamlining the corporate structure and allowing Intershop to focus on the most effective way to leverage its leading position in Unified Commerce Management. To further secure the path for the future, we are currently in active negotiations with a number of international financial and strategic investors in order to improve our cash position and capital resources. We are confident that our recently announced restructuring measures are the appropriate steps to help significantly improve our operating business.”

Business Outlook

Against the backdrop of a weak global IT spending environment and weaker than expected first half of 2003 financial results, the Company forecasts revenue of approximately Euro 25 million for fiscal 2003. As a result of the restructuring measures introduced, the Company forecasts total full-year operational costs in the range of Euro 40 million to Euro 45 million for fiscal 2003. The Company expects fourth quarter total operational costs will be approximately Euro 7 million. Intershop expects to incur restructuring costs of approximately Euro 1.5 million in the third quarter of 2003. Furthermore, the Company expects approximately Euro 5 million of cash which is currently restricted will become unrestricted in the near future.

About Intershop

Intershop Communications (Nasdaq: ISHP; Prime Standard: ISH1) is the market leader in Unified Commerce Management, which can create strategic differentiation for companies by integrating online commerce processes across the extended enterprise. Intershop Enfinity, based on the best practices of Unified Commerce Management, enables companies to manage multiple business units from a single commerce platform, optimize their business relationships, improve business efficiencies and cut costs to increase profit margins. By streamlining business processes, companies can achieve a higher return on investment at a lower total cost of ownership, increasing the lifetime value of customers and partners. Intershop has more than 300 enterprise customers worldwide in a broad range of industries, including multichannel retail and high technology. Customers including Hewlett-Packard, Bosch, BMW, TRW, Bertelsmann, Otto and Homebase have selected Intershop's Enfinity as the cornerstone of their global online commerce strategies. More information about Intershop can be found on the Web at http://www.intershop.com.

Investor Relations:

Klaus F. Gruendel

T: +49-3641-50-1307

F: +49-3641-50-1002

k.gruendel@intershop.com

Press:

Dana Schmidt

T: +49-3641-50-1000

F: +49-3641-50-1002

d.schmidt@intershop.com

This news release contains forward-looking statements regarding future events or the future financial and operational performance of Intershop. Actual events or performance may differ materially from those contained or implied in such forward-looking statements. Risks and uncertainties that could lead to such difference could include, among other things: Intershop's limited operating history, the unpredictability of future revenues and expenses and potential fluctuations in revenues and operating results, significant dependence on large single customer deals, consumer trends, the level of competition, seasonality, risks related to electronic security, possible governmental regulation, and general economic conditions. Additional information regarding factors that potentially could affect Intershop's business, financial condition and operating results is included in Intershop's filings with the Securities and Exchange Commission, including the Company's Form 20-F dated June 6, 2003.

Intershop Communications AG Consolidated Balance Sheets (U.S.GAAP) (in thousands €, except share and per-share amounts)
	June 30,	December 31,
	2003	2002
	(unaudited) €	€
ASSETS
Current assets
Cash and cash equivalents	3,772	11,303
Marketable securities	-	4,172
Restricted cash	7,073	7,073
Trade receivables, net of allowances for doubtful accounts of
€6,001 at June 30, 2003 and €7,511 at December 31, 2002, respectively	6,713	11,131
Prepaid expenses and other current assets	8,933	7,427
Total current assets	26,491	41,106
Property and equipment, net	2,344	4,301
Other assets	575	2,268
Goodwill	4,473	4,473
Total assets	33,883	52,148
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Current debt and current maturities of long-term debt	30	98
Accounts payable	902	840
Accrued restructuring costs	2,966	4,881
Other accrued liabilities	12,928	13,472
Deferred revenue	5,708	6,295
Total current liabilities	22,534	25,586
Long-term liabilities, net of current portion	-	152
Deferred revenue	64	38
Total liabilities	22,598	25,776
Shareholders' equity
Common share, stated value €1-authorized: 78,567,219 shares;
outstanding: 22,035,299 shares at June 30, 2003 and 19,306,400
shares at December 31, 2002, respectively	22,035	19,306
Accumulated deficit	(13,577)	4,124
Accumulated other comprehensive income	2,827	2,942
Total shareholders' equity	11,285	26,372
Total liabilities and shareholders' equity	33,883	52,148

Intershop Communications AG Consolidated Statements of Operations (U.S.-GAAP) (In thousands €, except per-share amounts, unaudited)
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2003	2002	2003	2002
	€	€	€	€
Revenues
Licenses	1,530	6,266	2,826	12,452
Services, maintenance, and other	4,108	5,805	9,177	11,778
Total revenues	5,638	12,071	12,003	24,230
Cost of revenues
Licenses	103	472	256	709
Services, maintenance, and other	3,164	4,544	6,713	9,908
Total costs of revenues	3,267	5,016	6,969	10,617
Gross profit	2,371	7,055	5,034	13,613
Operating expenses
Research and development	1,792	1,817	3,490	4,278
Sales and marketing	4,512	6,770	10,212	15,887
General and administrative	2,777	3,853	5,568	8,486
Restructuring costs and asset impairment	244	581	956	4,374
Total operating expenses	9,325	13,021	20,226	33,025
Operating loss	(6,954)	(5,966)	(15,192)	(19,412)
Other income (expense)
Interest income	102	63	155	232
Interest expense	(7)	(1)	(17)	(2)
Other income (expense), net	287	152	83	145
Total other income (expense)	382	214	221	375
Net loss	(6,572)	(5,752)	(14,971)	(19,037)
Basic and diluted loss per share	(0.33)	(0.31)	(0.77)	(1.05)
Shares used in computing:
For basic and diluted loss per share	19,698	18,713	19,502	18,176

Intershop Communications AG Consolidated Statements of Cashflows (U.S.GAAP) (in thousands €, unaudited)
	Six months ended
	June 30,
	2003	2002
	€	€
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(14,971)	(19,037)
Adjustments to reconcile net loss to cash used in operating activities
Depreciation and amortization	2,304	5,722
Provision for doubtful accounts	(1,195)	(125)
(Gain) loss on disposal of marketable securities	(40)	162
Loss on disposal of property and equipment	18	56
Changes in operating assets and liabilities
Accounts receivable	5,377	(1,823)
Prepaid expenses and other current assets	(1,645)	3,208
Other assets	1,605	(345)
Accounts payable	80	(1,618)
Deferred revenue	(399)	(1,358)
Accrued restructuring costs	(1,915)	1,963
Accrued expenses and other liabilities	(482)	(7,253)
Net cash used in operating activities	(11,263)	(20,448)
CASH FLOWS FROM INVESTING ACTIVITIES:
Restricted cash	-	-
Proceeds on disposal of equipment	84	412
Purchases of property and equipment, net of capital leases	(397)	-
Proceeds from sale of marketable securities	8,294	30,865
Purchases of marketable securities	(4,162)	(20,356)
Net cash (used in) provided by investing activities	3,819	10,921
CASH FLOWS FROM FINANCING ACTIVITIES
Cash received for unregistered stock	-	10,009
Net cash provided by financing activities	-	10,009
Effect of change in exchange rates on cash	(87)	(169)
Net change in cash and cash equivalents	(7,531)	313
Cash and cash equivalents, beginning of period	11,303	9,107
Cash and cash equivalents, end of period	3,772	9,420

Intershop Communications AG Consolidated Statement of Shareholders’ Equity (in thousands €, except share data)
	Common Shares	Common Shares Stated Value	APIC	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Shareholders` Equity
Balance, January 1, 2001	88,003,016	88,003	168,585	(84,329)	1,709	173,969
Other comprehensive loss:
Net loss				(131,798)		(131,798)
Foreign currency translation adjustments					837	837
Unrealized gain (loss) on available for sale security, net					348	348
Comprehensive loss						(130,613)
Exercise of stock options	188,306	188	330			518
Appropriation of paid in capital			(155,495)	155,495
Balance, December 31, 2001	88,191,322	88,191	13,420	(60,632)	2,894	43,874
Other comprehensive loss:
Net loss				(27,555)		(27,555)
Foreign currency translation adjustments					157	157
Unrealized gain (loss) on available for sale security, net					(109)	(109)
Comprehensive loss						(27,507)
Exercise of stock options	6,678	7	(3)			4
Private placement of common stock, net	8,334,000	8,334	1,667			10,001
Allocation of par value resulting from reverse stock split	(77,225,600)	(77,226)	77,226
Appropriation of additional paid-in capital			(92,310)	92,310
Balance, December 31, 2002	19,306,400	19,306	-	4,124	2,942	26,372
Other comprehensive loss:
Net loss (unaudited)				(14,971)		(14,971)
Foreign currency translation adjustments (unaudited)					(118)	(118)
Unrealized gain (loss) on available for sale security, net (unaudited)					2	2
Comprehensive loss						(15,087)
Conversion of common stock of subsidiary
to common stock of parent (unaudited)	2,499,999	2,500		(2,500)
Conversion of preferred stock of subsidiary
to common stock of parent (unaudited)	228,900	229		(229)
Balance, June 30, 2003	22,035,299	22,035		(13,576)	2,826	11,285

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERSHOP Communications Aktiengesellschaft

Date: August 1, 2003	By: /s/ Dr. Juergen Schoettler
Dr. Juergen Schoettler
Chief Executive Officer
(Vorstandsvorsitzender)